Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

Pricing Supplement dated November 15, 2019
(To Equity Index Underlying Supplement dated November 6, 2018,
Prospectus Supplement dated November 6, 2018, and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$425,000 Fixed Coupon Autocallable Notes Linked to the S&P 500® Index due November 20, 2023

•                  The Fixed Coupon Autocallable Notes (the “notes”) will provide semi-annual Coupon Payments at a rate of 2.205% (or 4.41% per annum) regardless of the performance of the S&P 500® Index (the “Index”) until the earlier of maturity or automatic call.

•                  If the Closing Level of the Index on any Call Observation Date beginning on November 16, 2020 is greater than or equal to the Initial Level, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Coupon Payment. No further amounts will be owed to you.

•                  If the notes have not been previously called, in addition to the final Coupon Payment, you will receive the Payment at Maturity, which will depend on the Closing Level of the Index on the Final Valuation Date (the “Final Level”) and will be calculated as follows:

a.                If the Final Level is greater than or equal to the Buffer Level (80% of the Initial Level): the principal amount.

b.               If the Final Level is less than the Buffer Level: principal amount + [principal amount × (Percentage Change + 20%) × 125%].

In this case, you will lose 1.25% of the principal amount for each 1.00% decrease in the level of the Index by more than 20%. Even with the Coupon Payments, the return on the notes could be negative.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)	Agent’s Commission	Proceeds to Issuer
Per Note	$1,000.00	$0.00	$1,000.00
Total	$425,000.00	$0.00	$425,000.00

The initial estimated value of the notes on the Trade Date as determined by the Bank is $987.20 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on November 20, 2019 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 28, 2017 (the “prospectus”), the prospectus supplement dated November 6, 2018 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated November 6, 2018 (the “underlying supplement”).  Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBC World Markets Corp. (“CIBCWM”) and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                 Underlying supplement dated November 6, 2018:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918066561/a18-39408_13424b2.htm

•                 Prospectus supplement dated November 6, 2018 and prospectus dated March 28, 2017:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:	The S&P 500® Index (Bloomberg ticker “SPX <Index>”)
Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$425,000
Term:	Four years, unless previously called
Trade Date/Pricing Date:	November 15, 2019
Original Issue Date:	November 20, 2019
Final Valuation Date:	November 15, 2023, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.
Maturity Date:

November 20, 2023. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes— Valuation Dates— For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.

Coupon Payment:

Regardless of the performance of the Index, you will receive payment at the Coupon Rate (a “Coupon Payment”) on each Coupon Payment Date until the earlier of maturity or automatic call.

Each semi-annual Coupon Payment will be calculated per note as follows: $1,000 × Coupon Rate × (180/360). Each Coupon Payment will be rounded to the nearest cent, with one-half cent rounded upward.

Coupon Rate:	4.41% per annum (or 2.205% semi-annually)
Coupon Payment Dates:

May 20, 2020, November 19, 2020, May 20, 2021, November 18, 2021, May 19, 2022, November 18, 2022, May 18, 2023 and the Maturity Date. Each Coupon Payment Date on or after November 16, 2020 is subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.

Call Feature:

If the Closing Level of the Index on any Call Observation Date is greater than or equal to the Initial Level, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Coupon Payment.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the notes after such Call Payment Date. You will not receive any notice from us if the notes are automatically called.

Call Observation Dates:	November 16, 2020, May 17, 2021, November 15, 2021, May 16, 2022, November 15, 2022, May 15, 2023 and the Final Valuation Date, each subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.
Call Payment Dates:	The relevant Coupon Payment Date commencing on November 19, 2020.
Payment at Maturity:

If the notes have not been previously called, in addition to the final Coupon Payment, you will receive the Payment at Maturity, which will be based on the Final Level and will be calculated as follows:

•                  If the Final Level is greater than or equal to the Buffer Level:

Principal Amount

•                  If the Final Level is less than the Buffer Level:

Principal Amount + [principal amount × (Percentage Change + 20%) × Downside Leverage Factor]

In this case, you will lose 1.25% of the principal amount for each 1.00% decrease in the level of the Index by more than 20%. Even with the Coupon Payments, the return on the notes could be negative.

Percentage Change:	The “Percentage Change”, expressed as a percentage, is calculated as follows: Final Level – Initial Level Initial Level
Buffer Level:	2,496.37, which is 80% of the Initial Level (rounded to two decimal places).
Downside Leverage Factor:	125%
Initial Level:	3,120.46, which was the Closing Level of the Index on the Pricing Date.
Final Level:	The Closing Level of the Index on the Final Valuation Date.
Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	CUSIP: 13605WTV3 / ISIN: US13605WTV36
Record Date:

Coupon Payments will be payable to the persons in whose names the notes are registered at the close of business on the Business Day immediately preceding the relevant Coupon Payment Date, provided that the final Coupon Payment due at maturity or upon automatic call will be paid to the persons in whose names the notes are registered on the Maturity Date or the Call Payment Date, as applicable.

Business Day:

A “Business Day” means a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City.

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENTS ON THE NOTES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level relative to the Initial Level. We cannot predict the Closing Level of the Index on any Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Index or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity, excluding the final Coupon Payment, on a $1,000 investment in the notes for a hypothetical range of percentage changes of the Index from -100% to +100%. The following results are based solely on the assumptions outlined below.  The “Hypothetical Total Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the sum of the Payment at Maturity and the Coupon Payments received over the terms of the notes per $1,000 principal amount to $1,000. The potential returns described in the following table and examples assume that the notes have not been automatically called prior to maturity and are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000

Coupon Rate:	4.41% per annum (or 2.205% semi-annually)

Downside Leverage Factor:	125%

Hypothetical Initial Level:	1,000

Hypothetical Buffer Level:	800 (80% of the Initial Level)

Hypothetical Final Level	Hypothetical Percentage Change	Total Coupon Payments	Hypothetical Payment at Maturity (Excluding Final Coupon Payment)	Hypothetical Total Return on the Notes (Including All Coupon Payments)
2,000.00	100.00%	$176.40	$1,000.00	17.64%
1,750.00	75.00%	$176.40	$1,000.00	17.64%
1,500.00	50.00%	$176.40	$1,000.00	17.64%
1,250.00	25.00%	$176.40	$1,000.00	17.64%
1,000.00(1)	0.00%	$176.40	$1,000.00	17.64%
900.00	-10.00%	$176.40	$1,000.00	17.64%
800.00(2)	-20.00%	$176.40	$1,000.00	17.64%
700.00	-30.00%	$176.40	$875.00	5.14%
600.00	-40.00%	$176.40	$750.00	-7.36%
500.00	-50.00%	$176.40	$625.00	-19.86%
250.00	-75.00%	$176.40	$312.50	-51.11%
100.00	-90.00%	$176.40	$125.00	-69.86%
0.00	-100.00%	$176.40	$0.00	-82.36%

(1)                                 The hypothetical Initial Level of 1,000 used in these examples has been chosen for illustrative purposes only. The actual Initial Level is set forth on page PS-3 of this pricing supplement.

(2)                                 This is the hypothetical Buffer Level.

The following examples indicate how the total payments on the notes would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Final Level Is 1,500.00.

Because the Final Level is greater than the Buffer Level, the Payment at Maturity, excluding the final Coupon Payment, would be $1,000.00 per $1,000 principal amount. When the Payment at Maturity is added to the Coupon Payments of $176.40 received over the terms of the notes, we would have paid a total of $1,176.40 per $1,000 principal amount, for a 17.64% total return on the notes.

Example 1 shows that the total payments on the notes will be fixed at the principal amount plus the Coupon Payments when the notes are not called and the Final Level is at or above the Buffer Level.

Example 2: The Final Level Is 250.00.

Because the Final Level is less than the Buffer Level, the Payment at Maturity, excluding the final Coupon Payment,  would be $312.50 per $1,000 principal amount, calculated as follows:

$1,000 + [$1,000 × (Percentage Change + 20%) × 125%]

= $1,000 + [$1,000 × (-75.00% + 20%) × 125%]

= $312.50

When the Payment at Maturity is added to the Coupon Payments of $176.40 received over the terms of the notes, we would have paid a total of $488.90 per $1,000 principal amount, for a -51.11% total return on the notes.

Example 2 shows that you are exposed on a 1.25-to-1.00 basis to any decrease in the level of the Index from the Buffer Level if the Final Level is less than the Buffer Level. The Payment at Maturity, excluding the final Coupon Payment, could be zero. Even with the Coupon Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of the Index, but will be exposed to a decrease in the Index on a leveraged basis if the Final Level is less than the Buffer Level.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                  You believe that the Final Level will be at or above the Buffer Level.

•                  You seek an investment with semi-annual Coupon Payments at a rate of 2.205% (or 4.41% per annum) regardless of the performance of the Index until the earlier of maturity or automatic call.

•                  You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Level is less than the Buffer Level.

•                  You are willing to invest in the notes based on the fact that your maximum potential return is the sum of the Coupon Payments payable on the notes.

•                  You are willing to forgo participation in any appreciation of the Index.

•                  You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as approximately 12 months, or you are otherwise willing to hold the notes to maturity.

•                  You are willing to forgo dividends or other distributions paid on the securities included in the Index.

•                  You do not seek an investment for which there will be an active secondary market.

•                  You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be suitable for you if:

•                  You believe that the Final Level will be below the Buffer Level.

•                  You believe that the Coupon Payments will not provide you with your desired return.

•                  You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Level is less than the Buffer Level.

•                  You seek full payment of the principal amount of the notes at maturity.

•                  You seek an uncapped return on your investment.

•                  You seek exposure to the upside performance of the Index.

•                  You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.

•                  You want to receive dividends or other distributions paid on the securities included in the Index.

•                  You seek an investment for which there will be an active secondary market.

•                  You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

If the notes are not called, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Level. The Bank will only repay you the full principal amount of your notes if the Final Level is equal to or greater than the Buffer Level. If the Final Level is less than the Buffer Level, you will lose 1.25% of the principal amount for each 1.00% decrease in the level of the Index by more than 20%. You may lose a substantial portion or all of the principal amount. Even with the Coupon Payments, the return on the notes could be negative.

The automatic call feature limits your potential return.

If the notes are called, the payment on the notes on any Call Payment Date is limited to the principal amount plus the applicable Coupon Payment. In addition, if the notes are called, which may occur as early as the first Call Observation Date, the aggregate amount of Coupon Payments payable on the notes will be less than the aggregate amount of Coupon Payments that would have been payable if the notes had not been called prior to maturity. If the notes are automatically called, you will lose the opportunity to continue to receive the Coupon Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the notes could be minimal. Because of the automatic call feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as approximately 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

You will not participate in any appreciation of the Index and your return on the notes will be limited to the Coupon Payments paid on the notes.

The Payment at Maturity will not exceed the principal amount plus the final Coupon Payment and any positive return you receive on the notes will be composed solely of the sum of the Coupon Payments received prior to and at maturity. You will not participate in any appreciation of the Index. Therefore, if the appreciation of the Index exceeds the sum of the Coupon Payments paid to you, the notes will underperform an investment in securities linked to the Index providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Index.

The payment on the notes at maturity or upon an automatic call are not linked to the level of the Index at any time other than the Call Observation Dates.

Whether the notes will be called and the Payment at Maturity will be based on the Closing Level of the Index on the Call Observation Dates. Therefore, for example, if the Closing Level of the Index declined substantially as of a Call Observation Date compared to the Initial Level, the notes will not be called. Similarly, if the Final Level declined substantially as of the Final Valuation Date compared to the Buffer Level, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Level of the Index prior to the Final Valuation Date. Although the actual level of the Index at other times during the term of the notes may be higher than the Closing Level on a Call Observation Date, the payments on the notes at maturity or upon an automatic call will not benefit from the Closing Level of the Index at any time other than the Call Observation Dates.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the level of the Index, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Index or any securities included in the Index that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Index. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they affect the level of the Index or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the level of the Index and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our other affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our other affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our other affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting the Index has occurred, and make a good faith estimate in its sole discretion of the Closing Level for the Index if the relevant Call Observation Date is postponed to the last possible day. See “Certain Terms of the Notes—Valuation Dates” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Higher Coupon Rate or lower Buffer Level are generally associated with the Index with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the level of the Index. The greater the expected volatility with respect to the Index on the Trade Date, the higher the expectation as of the Trade Date that the level of the Index could close below the Buffer Level on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a higher Coupon Rate) than for similar securities linked to the performance of the Index with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Buffer Level may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Index can change significantly over the term of the notes. The level of the Index for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Index and the potential to lose some or all of your principal at maturity.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity or automatic call. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, CIBCWM or any of our other affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which CIBCWM or any of our other affiliates are willing to transact. If none of CIBCWM or any of our other affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Summary of U.S. Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences – Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE INDEX

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. In addition, information about the Index may be obtained from other sources including, but not limited to, its sponsors’ website. We are not incorporating by reference into this pricing supplement the website or any materials it includes. Neither we nor the agent makes any representation that such publicly available information regarding the Index is accurate or complete.

The S&P 500® Index

The Index is calculated, maintained and published by S&P Dow Jones Indices LLC (the “SPDJI”). The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.

Effective February 20, 2019, company additions to the Index should have an unadjusted company market capitalization of $8.2 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $6.1 billion or more).

The top five industry groups by market capitalization as of October 31, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary. See “Index Descriptions—The S&P U.S. Indices” beginning on page S-44 of the accompanying underlying supplement for additional information about the Index.

Historical Performance of the Index

The following graphs set forth daily Closing Levels of the Index for the period from January 1, 2014 to November 15, 2019. We obtained the Closing Levels below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of the Index should not be taken as an indication of its future performance, and no assurances can be given as to the level of the Index at any time during the term of the notes, including the Call Observation Dates. We cannot give you assurance that the performance of the Index will result in any positive return on your investment.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “Certain U.S. Federal Income Tax Consequences” beginning on page S-59 of the underlying supplement, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.  The Issuer will report the Coupon Payments as ordinary income to U.S. Holders. If you are an accrual method taxpayer who keeps an applicable financial statement, you may be required to include a periodic interest payment in income earlier than under your regular method of tax accounting if the income is recognized earlier on such applicable financial statement.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Regarding the discussion in the underlying supplement with respect to a dividend equivalent payment made with respect to a U.S. stock or equity-linked debt instrument under the section entitled Tax Consequences to Non-U.S. Holders, the IRS has issued a Notice that excludes financial products issued prior to 2021 that are not “delta-one” with respect to underlying securities that could pay withholdable dividend equivalent payments.  Even if the notes should be treated as equity-linked instruments, since the notes should not be considered to have a delta of 1.0, the notes should be exempt from the withholding tax rules specified for dividend equivalents.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the notes from the Bank for distribution to other affiliated or unaffiliated dealers.

The notes sold by CIBCWM to the public will initially be offered at the price to public set forth on the cover page of this pricing supplement. CIBCWM will purchase each of the notes from the Bank at a purchase price equal to the price to public.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank owns, directly or indirectly, all of the outstanding equity securities of CIBCWM.  In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. For the purposes of this provision:

(a)                                 the expression “retail investor” means a person who is one (or more) of the following:

(i)          a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(ii)         a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)        not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended); and

(b)           the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated February 27, 2017, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the Prospectus Supplement and the Prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated February 27, 2017, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.